

Thomas Stewart · 3rd
Cofounder/CEO at Quantbase (We're hiring!)
Richmond, Virginia, United States · Contact info
500+ connections



Quantbase

University of Virginia

Experience

Cofounder/CEO
Quantbase · Full-time
Oct 2021 - Present · 5 mos

Making the index funds for high-risk investing. Automated funds for stocks, crypto, NFTs, wine, fine art, sports-betting and more. @quantbase_ and getquantbase.com. We're hiring!

Associate Software Engineer
CoStar Group · Full-time
Sep 2020 - Oct 2021 · 1 yr 2 mos
United States

AI Developer I
Abeyon · Full-time
Jul 2020 - Sep 2020 · 3 mos
United States

• Worked on Clarifi NLP platform
• Gain experience in NLP, deep learning, BERT, Tensorflow, and Python

University of Virginia
4 yrs

Resident Advisor
Jun 2018 - Apr 2020 · 1 yr 11 mos
Charlottesville, Virginia Area

• Provided guidance and resources to 100+ students concerning resident life and safety procedures, along with mediating conflict and ensuring optimal living conditions.
• Served as a representative from, and upheld the standards of, the University of Virginia's Housing and Resident Life department.   ...see more

Software Engineering Intern / Researcher - High Energy Physics Laboratory
May 2016 - Apr 2019 · 3 yrs
Charlottesville, Virginia Area

• Slashed component QA time by 63% (saving 3hrs/day) by optimizing python scripts that measure dimensions of important mechanical parts.
• Built important MonteCarlo simulations integral to the development of a new cosmic ray telescope.

Putnam Math Team - Member
Aug 2016 - May 2017 · 10 mos

Competed as the youngest member (17) of UVA's Putnam Math Team after qualifying score on the Virginia Tech Math Competition.

Co-Founder - Acquired by Copiri, Inc.
Bazza
Nov 2018 - Dec 2019 · 1 yr 2 mos

• Bazza makes it easy for social businesses like local breweries, game stores, clubs, content creators, micro sellers and more to maintain active communities for their customers.
• Built React.js, Node.js, Express.js, MongoDB web app, transitioned to iOS mobile app.

Bazza
Bazza - Community App

See all 13 experiences